Bank of America Merrill Lynch US Technology Conference Don Smith Chief Executive Officer June 2, 2010 Exhibit 99.1

slide 2
Forward Looking Statements
Some of the statements in this presentation are forward-looking statements within the meaning of applicable U.S. and Canadian securities laws that reflect Mitel's current views with respect to future events and its financial results, performance, financial position or achievements. Statements that include the words "may," "will," "should," "could," "estimate," "continue," "expect," "intend," "plan," "predict," "potential," "believe," "project,"
"anticipate" and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. In particular, this press release may contain forward looking statements pertaining to, among other matters: general global economic conditions; Mitel's business strategy; Mitel's plans and objectives for future operations; Mitel's industry; Mitel's future economic performance, profitability and financial condition; the costs of operating as a public company; and Mitel's research and development expenditures. These forward-looking statements reflect
Mitel's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In making these statements we have made assumptions regarding, among other things: no unforeseen changes occurring in the competitive landscape that would affect our industry; a stable or recovering economic environment; no significant event occurring outside the ordinary course of our business; and stable foreign exchange and interest rates. In making these statements we have made assumptions regarding, among other things: no unforeseen changes occurring in the competitive landscape that would affect our industry; a stable or recovering economic environment; no significant event occurring outside the ordinary course of our business; and stable foreign exchange and interest rates. Actual events or Mitel's results, performance, financial position or achievements could differ materially from those contemplated, expressed or implied by such forward-looking statements as a result of various risks and uncertainties, including the risks factors described under the heading "Risk Factors" in Mitel's prospectus, dated April 21, 2010, which has been filed with the U.S. Securities and Exchange Commission and Canadian securities authorities. Except as required by law, Mitel is under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Adjusted EBITDA
Adjusted EBITDA is defined as consolidated net income (loss) before (1) interest expense, (2) income tax (recovery) expense, (3) amortization and depreciation, (4) foreign exchange (gain) or loss, (5) fair value adjustment on derivative instruments, (6) debt and warrant retirement costs, (7)
impairment of goodwill, (8) special charges, integration and merger related costs, (9) in-process research and development, (10) litigation settlement, (11) initial public offering costs, (12) stock-based compensation, (13) loss (gain) on sale of manufacturing operations and (14) additional adjustments for one-time items. For a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP measure, see "Supplemental Materials—Adjusted EBITDA Reconciliation".
Adjusted EBITDA is not a measure calculated in accordance with U.S. GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate, as well as the material limitations of non-GAAP measures and the manner in which we compensate for those limitations. See "Selected Consolidated Financial Data" in the prospectus.
Safe Harbor Statement

slide 3
Focused on the market opportunity created by the convergence of IP telephony,
Unified Communications & Collaboration (UCC), software applications and mobility
Building on the trend towards software-based solutions
Addressing the needs of customers across 90 countries, through 80 offices and
1,600 channel partners
Mitel Overview
A Leading Provider of IP-Based Communications Solutions to the SME Market

slide 4
Large and rapidly growing IP Telephony and UCC markets
Leader in the SME communications market
Comprehensive portfolio of IP-based solutions
Differentiated go-to-market strategy
Attractive financial model with significant operating leverage
Investment Highlights

slide 5
Focused on Large and Rapidly Growing Markets
IP Telephony ($bn)
(1)
Unified Communications ($bn)
(2)
(1) Gartner, Inc., “Forecast: Enterprise Telephony Equipment, Worldwide, 2005-2014, (1Q10 Update),” February 2010, Megan Fernandez.
(2) Market Overview: Sizing Unified Communications, Forrester Research, Inc., February 2009.

slide 6
Leader in the SME Communications Market
Cisco 22.0%
Avaya 14.7%
11.2%
NEC 10.4%
Nortel 8.2%
ShoreTel 2.7%
Other 30.8%
Total 100.0%
Mitel Customers
by Customer Size
(3)
Global Installed Base
(2)
(~400+ million extensions)
SME Telephony Market Share
(1)
(Sub-1000 Lines, North America)
Top 3 SME market share… The largest market… A pure play in SME
Market Market
Share Share (4) (4)
Company Company
(1) T3i Group LLC, “InfoTrack for Enterprise Communications Summary Results North America: Q309, December 2009 and Q409, February 2010 Reports.”
(2) MZA Telecoms & IT analysts, The World PBX & IP Market, Sept. 09. Represents 2010E statistics.
(3) Based on shipments of Mitel Communications Director.
(4) Arrows represent direction of market share movement from 2007 – 2009. Dash indicates <.15% change in market share. Other includes Panasonic, Vertical Networks and
Toshiba, with 8.0%, 7.1% and 5.9% market share, respectively.
>100 Ext.
46%
# of
Extensions
System Size System Size % IP % IP
Technology
SME SME Enterprise Enterprise
Extensions
<100 Ext.
54%
IP
19%
TDM
81%

slide 7
Unique Characteristics of the SME Market
SME
(<1,000 Lines)
1,000
Lines
Enterprise
Scalable systems and
applications
Direct, high touch sales
Organizations focused on large
customers
End-to-end solutions
Consistent pre-
integrated applications
Simplicity of
implementation and use
Channel friendly model
Legacy migration
Primary Market Focus Unique Requirements

slide 8
Comprehensive Portfolio of IP-based Solutions
Hybrid Digital-IP
Pure IP
Mitel Communications
Director (MCD) Software
MAS
Unified
Communicator
Contact Center
Converged Collab.
& Video
Telecollaboration

slide 9
Highly Differentiated Technology Platform
Appliance
‘Single’ Distributed
Network to 999 nodes
Data Center
Application
Multi-Instance
Virtual
Appliance
Simplicity
Flexibility
Investment Protection
Commonality

slide 10
Pre-integrated, single-server consolidation
Simple implementation & administration
Compelling channel & customer ROI
Simple customization using intuitive web toolkit
Our Integrated UCC Applications Suite
Speech
Auto-Attendant
Teleworker
Solution
Unified
Communicator
Mobile
Audio
& Web
Conferencing
Customer
Service Manager
Business
Dashboard
Customer
Service Manager
Mitel
Applications
Suite
Unified
Messaging

slide 11 Key Strategic Partners We leverage the expertise and technology of our strategic partners Mitel Solution Alliance Program slide 12
Leading Global SME Distribution
Global Distribution Network of Over 1,600 Channel Partners in 90 Countries
Americas
EMEA
APAC
~700
channel
partners
60
Mitel sales
offices
~130
exclusive
business
partners
~800
channel
partners
15
Mitel sales
offices
~100
channel
partners
5
Mitel sales
offices

slide 13 Hospitality Selected Customers Government Retail Other Selected Customers Healthcare Finance Education

slide 14
Capitalize on Growth in IP
Telephony
Increased Software-based UCC
Application Adoption
International Opportunities
in EMEA, APAC and CALA
Exploit Opportunities for Market
Share Gain
Significant Growth Opportunities
1,600+ Global
Channel Partners
Mitel IP
Solutions
Pent up Demand for IPT and UCC
Solutions

Mitel Financial Overview slide 15 Mitel | Confidential Steve Spooner Chief Financial Officer

slide 16
Financial Highlights
Diversified geographic, customer and product mix
Strong financial track record
Significant operating leverage
Strong pro forma capital structure
Credible path to long term target model

slide 17
Diversified Business Profile
Revenue by Geography
(3Q YTD FY10)
Revenue by Geography Revenue by Geography
(3Q YTD FY10) (3Q YTD FY10)
Revenue by Product Category
(3Q YTD FY10)
Revenue by Product Category Revenue by Product Category
(3Q YTD FY10) (3Q YTD FY10)
Largest customer represented <1% of sales in FY2009

slide 18
Strong Momentum in IP Solutions
IPT Line Shipments
(1)
(Percent of Total Lines Shipped)
Mitel Software Sales
(FY2010 YTD, Excluding Phones)
Mitel UCC Application Suite
(Customer Attachment)
(1)  Synergy Research Group, Enterprise Voice Worldwide Q4 2009 Market Share Tables.
Software Licenses
Appliances
Mitel software is ~60% of product
sales, excluding phones
Strong growth in UCC applications
suite attachment
Mitel is significantly ahead of the
industry average
Appliances

slide 19
$30
$20
$22
$23
Q4 FY09 Q1 FY10 Q2 FY10 Q3 FY10
Revenue & EBITDA Growth
Annual Revenue & Adjusted EBITDA
(FY Ended April 30)
Quarterly Revenue & Adjusted EBITDA
(Last 4 quarters ~ CY2009)
Purchased Inter-Tel: August 2007
$385
$692
$735
$171
$159
$162
$162
Note: Numbers may not sum due to rounding.
(1)  Adjusted for one-time items.
YoY Growth
(1)
(19%) 29% (22%) 21% (16%) 43% (2%) 30%
Revenue Adjusted EBITDA One-Time Items
$730
$72
$167
$23
$5
$7
$7
$5

slide 20 Significant Operating Leverage Gross Margin (1) Adjusted EBITDA Margin (1) (1) FY2009 Q4 adjusted to account for one-time items.

slide 21 Drivers of Future Margin Expansion Increased Platform Software Mix Growing UCC Application Attachment Leverage from Increased Volumes Design Cost Improvements Subscription/Annuity Services

slide 22
Pro Forma Balance Sheet
(1)  As Adjusted Interest Expense assumes LTM LIBOR of 25bps.
(2)  Adjusted EBITDA as defined in the prospectus. Does not includes adjustments for FY2009 Q4 one-time items.

slide 23
Long-Term Target Model
Note: FY10 YTD is the 9 months ending 1/31/10.  Where relevant, metrics exclude one-time items, stock-based compensation and amortization of intangibles.  Items may not sum due to rounding. Tax rate for FY09 and FY10YTD omitted as non-meaningful.

Thank you